FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 14, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc – Declaration of Interim Dividend

The Royal Bank of Scotland Group plc (“RBS Group”, together with its subsidiaries, “RBS”) today announces that it has reached a final settlement with the US Department of Justice (“DoJ”) to resolve its investigation into RBS’s issuance and underwriting of US residential mortgage-backed securities (“RMBS”) between 2005 and 2007.  Under the terms of the settlement and as previously announced on 10 May 2018, RBS will pay a civil monetary cash penalty of US $4.9 billion (£3,715 million at 30 June 2018 exchange rates) out of existing liquidity resources.  The financial and capital impacts of this agreement were recognised in the RBS Group and NatWest Markets Plc and other RBS entities Half Year results as announced on 3rd August 2018.

In accordance with its intention announced on 3 August 2018, the RBS Group today declares an interim ordinary dividend of 2 pence per share.

The dividend shall be paid on 12 October 2018 to shareholders on the register at the close of business on 24 August 2018.  The ex-dividend date will be 23 August 2018.

Ross McEwan, RBS Chief Executive, said:

“We are pleased to have reached a final settlement with the DoJ and that we can focus our energy on serving our customers better and returning capital to our shareholders.”

“This settlement dates back to the period between 2005 and 2007. There is no place for the sort of unacceptable behaviour alleged by the DoJ at the bank we are building today.”

For Further Information Contact:

RBS Investor Relations:

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

RBS Media Relations:

+44 (0) 13 1523 4205

RBS Shareholder Helpline :

+44 (0)370 702 0135

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	August 14, 2018	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary